[redacted]

12014517

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC
Mail Processing
Section
FEB 29 2012
Washington, DC
123

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67872

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FONDSFINANS INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

950 THIRD AVENUE, SUITE 1902
(No. and Street)

NEW YORK	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARIA LI — 212-485-5988 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SHERB & CO., LLP
(Name – *if individual, state last, first, middle name*)

805 THIRD AVENUE	NEW YORK	NY	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, NORA W. SIMONSEN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FONDSFINANS INC., as of DECEMBER 31ST, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

OLUSHOLA JIBOYEWA
Notary Public - State of New York
No. 01JI6142390
Qualified in Kings County
My Commission Expires Mar. 20, 2014

2/24/12

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

SHERB & CO., LLP
Certified Public Accountants

805 Third Avenue
New York, NY 10022
Tel: 212-838-5100
Fax: 212-838-2676
e-mail: info@sherbcpa.com
Offices in New York and Florida

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholder
Fondsfinans, Inc.

We have audited the accompanying statement of financial condition of Fondsfinans, Inc. (the "Company") as of December 31, 2011, and the related statements of operations and stockholders' capital and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fondsfinans, Inc. as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The company receives financial support from its parent company for the funding of its ongoing operation.

Sherb & Co., LLP
Certified Public Accountants

New York, New York
February 21, 2012

FONDSFINANS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

ASSETS

CURRENT ASSETS:		
Cash and cash equivalents	$	1,232,684
Cash - segregated in compliance with federal regulations		199,970
Prepaid expenses		13,833
Security deposit		52,500
TOTAL ASSETS	$	1,498,987

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:		
Accounts payable and accrued expenses	$	14,016
TOTAL LIABILITIES		14,016
STOCKHOLDERS' EQUITY:		
Common stock - no par value, 1,000 authorized, 100 shares issued and outstanding		4,049,861
Accumulated deficit		(2,564,890)
TOTAL STOCKHOLDERS' EQUITY		1,484,971
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	1,498,987

See accompanying notes to audited financial statements.

FONDSFINANS, INC.

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2011

Revenues:		
Commissions	$	166,305
Total revenues		166,305
Expenses:		
Compensation and benefits		656,952
Professional fees		64,790
Communications		34,673
Rent		96,250
Other general and administrative		122,980
Total expenses		1,011,514
Net loss from operations before income taxes		(845,209)
Income tax expense		-
Net loss	$	(845,209)

See accompanying notes to audited financial statements.

FONDSFINANS, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2011

	Common Stock					
	Shares		Amount		Accumulated Deficit	Stockholder's Equity
Balance at December 31, 2010	100	$	2,870,883	$	(1,719,681)	$ 1,151,203
Capital contribution	-		1,178,978		-	1,178,978
Net loss	-				(845,209)	(845,209)
Balance at December 31, 2011	100	$	4,049,861	$	(2,564,890)	$ 1,484,971

See accompanying notes to audited financial statements

FONDSFINANS, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Loss	$	(845,209)
Adjustments to reconcile net income to net cash used by Changes in assets and liabilities:		
Other receivable		21,454
Prepaid expenses		(2,740)
Due from affliates		548,697
Accounts payable and accrued liabilities		(227,334)
Net cash used by operating activities		(505,130)
CASH FLOWS PROVIDED IN FINANCING ACTIVITIES:		
Capital Contribution		1,178,978
Net cash provided byfinancing activities		1,178,978
NET INCREASE IN CASH		673,847
CASH AT BEGINNING OF THE YEAR		558,837
CASH AT THE END OF THE YEAR	$	1,232,684
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Cash paid during the year:		
Interest	$	-
Taxes	$	-

See accompanying notes to audited financial statements

Fondsfinans, Inc.
Notes to Financial Statements
Year Ended December 31, 2011

(1) Organization

Fondsfinans, Inc. ("the Company") is a wholly owned subsidiary of Fondsfinans ASA, Norway's oldest independently owned investment firm. Founded in 2008, the Company is a knowledge-based investment firm with the business objective of creating long-term added value for its clients.

Fondsfinans, Inc. is a member of FINRA and SIPC.

Fondsfinans, Inc. distributes the equity research produced by Fondsfinans ASA to U.S. institutional investors pursuant to SEC Rule 15a-6 and FINRA Rule 2711.

(2) Summary of Significant Accounting Policies

(a) Cash and Cash Equivalents

The Company considers highly liquid financial instruments with maturities of three months or less at the time of purchase to be cash and cash equivalents.

The Company maintains its cash in bank accounts at high credit quality financial institutions. The balances at times may exceed federally insured limits of $ 250,000.

(b) Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Fair Value of Financial Instruments

The carrying value of cash, accounts receivable, other receivables, accounts payable and accrued expenses approximate their fair values based on the short-term maturity of these instruments. The carrying amounts of debt were also estimated to approximate fair value.

A) The Company utilizes the methods of fair value measurement as described in ASC 820 to value its financial assets and liabilities. As defined in ASC 820, fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In order to increase consistency and comparability in fair value measurements, ASC 820 establishes a fair value hierarchy

That prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described below:

Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

(c) Fair Value of Financial Instruments –continue

Level 2: Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3: Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

(d) Income Taxes

Deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. The deferred tax asset of approximately $ 1 million has been recorded on the net operating loss carryforword of approximately $ 2.5 million which expire in the year 2028 to 2030.

(e) Management Estimates

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting period. Actual results could differ from those estimates.

(f) Concentration, Risk and Credit Risk

In the normal course of business, the Company's securities activities involve the execution and settlement of various securities transactions for customers. These activities may expose the Company to risk in the event customers, are unable to fulfill their contractual obligations. The Company continuously monitors the credit-worthiness of customers. The Company had revenues in the amount of 59% and 26% respectively from two customers of it total revenues during 2011.

(g) Revenue and Expense Recognition

The Company earns revenue (commissions) from brokerage activities, which are recognized on the day of trade – trade date basis and carried at market value. Fees for underwriting and placement services are recognized when the deal is completed and the income is reasonably determinable.

(3) Cash- segregated in compliance with federal regulations

Pursuant to its current status as a broker dealer with FINRA, the company is required to maintain such funds for regulating purposes relating to maintaining cash in a segregated reserve account for the exclusive benefit of its clients.

(4) Commitments and Contingencies

On September 21, 2009, the Company entered into a lease agreement with 950 Third Avenue, LLC (the "LLC"). The agreement provides for monthly payments from the Company to the LLC of $ 9,319 which is in effect until September 21, 2014.

(5) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital rule (SEC rule 15c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Company had net capital of $1,418,638 which was $1,168,638 in excess of its required net capital of $250,000.

(6) Capital Contributions

During the year, the Company received approximately $1,178,978 in capital contributions from its parent company, Fondsfinans ASA.

(7) Subsequent Event

The Company has evaluates subsequent events for the disclosure purposes through February 11, 2012.In January 2012 the company received $ 125,000 as monies recorded as Capital Contribution.

Schedule 1

Fondsfinans, Inc.
Computation of Net Capital
Under Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2011

Total stockholder's equity qualified for net capital	$1,484,971
Deductions and/or charges	
Non-allowable assets:	
Prepaid expenses and other assets	66,333
Total	66,333
Net capital	$1,418,638
Computation of Alternate Net Capital Requirement:	
2% of combined aggregate debit Item as shown in the formula for reserve	
Requirements pursuant to Rule 15c3-3	$ -
Minimum dollar net capital requirement – the higher of 6 - 2/3% of aggregate indebtedness of $14,016 or $250,000	$ 250,000
Net capital requirement (greater of above)	$ 250,000
Excess net capital	$1,168,638
Computation of Ratio of Aggregate Indebtedness to Net Capital:	
Total aggregate indebtedness	$ 14,016
Ratio of aggregate indebtedness to net capital	.1 to 1
Net capital, per unaudited December 31, 2011 FOCUS report	$1,418,638
Net audit adjustment	-
Net capital, per December 31, 2011 audited report, as filed	$1,418,638

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

No material differences exist between the net capital computation above and the computation included in the FOCUS Form X-17a-5 Part II, as filed by the Company on January 26, 2012.

Fondsfinans, Inc.

STATEMENT REGARDING SEC RULE 15c3-3

December 31, 2011

Exemptive Provisions

The Company claims exemption from the requirements of Rule 15c3-3 under Sections (k)(2)(i) and (k)(2)(ii), for A and B. Therefore, the following reports are not presented:

B) Computation for Determination of Reserve Requirement under Rule 15c3-3.

B) Information relating to the Possession or Control Requirements under Rule 15c3-3.

SHERB & CO., LLP
Certified Public Accountants

805 Third Avenue
New York, NY 10022
Tel: 212-838-5100
Fax: 212-838-2676
e-mail: info@sherbcpa.com
Offices in New York and Florida

Independent Auditors' Supplementary Report on Internal Control Pursuant to SEC Rule 17a-5 for a Broker-Dealer Claiming Exemption From SEC Rule 15c3-3

The Board of Directors and Stockholder
Fondsfinans, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Fondsfinans, Inc. (the "Company") for the year ended December 31, 2011, we considered its internal control, including control activities for safeguarding securities, in order to determine our audit procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(l) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(ll) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011 to meet the SEC's objectives.

The report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than the specified parties

Sherb & Co., LLP
Certified Public Accountants

New York, New York
February 21, 2012